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November 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Laura Nicholson
Tonya K. Aldave

Re:	Safe Bulkers, Inc.
Registration Statement on Form F-3
Filed October 17, 2016
File No. 333-214145

Dear Ms. Nicholson and Ms. Aldave:

This letter is being furnished on behalf of Safe Bulkers, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 10, 2016 to Polys Hajioannou, Chief Executive Officer of the Company, with respect to the Company’s registration statement on Form F-3 (File No. 333-214145) that was filed with the Commission on October 17, 2016 (the “Registration Statement”). The information set forth below has been provided by the Company and not the undersigned.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

November 14, 2016

General

1.	Please clarify whether Safe Bulkers, Inc. is the sole entity offering securities pursuant to this registration statement. In this regard, we note your disclosure on page 4 where you state that “[c]ommon stock may also be sold by us or by entities controlled by Polys Hajioannou.” Revise your disclosure for consistency or advise.

Response: The Company has deleted the applicable disclosure on page 4 of the Registration Statement to clarify that the Company is the sole entity offering securities pursuant to the Registration Statement.

2.	It appears you may be relying on General Instruction I.B.5 of Form F-3 to register the primary offering of securities covered by the registration statement. If so, please revise to disclose the aggregate market value of your outstanding voting and non-voting common equity, as well as the amount of all securities offered pursuant to General Instruction I.B.5 of Form F-3 during the previous 12 months up to and including the date of your prospectus. We refer you to Instruction 7 to General Instruction I.B.5. In addition, with regards to future takedowns, please confirm your understanding of and intent to comply with the requirements in General Instruction I.B.5(a) of Form F-3 that limit the amount of securities the company may sell pursuant to this registration statement. In the alternative, please tell us why you believe you are eligible to rely on General Instruction I.B.1 of Form F-3.

Response: The Company has revised the Registration Statement to disclose the aggregate market value of its outstanding voting and non-voting common equity, as well as the amount of all securities offered pursuant to General Instruction I.B.5 of Form F-3 during the previous 12 months up to and including the date of the prospectus. With regards to future takedowns, the Company confirms that, as long as the Company’s public float is less than $75 million, it intends to comply with the requirements in General Instruction I.B.5(a) of Form F-3 that limit the amount of securities the Company may sell pursuant to the Registration Statement.

***

November 14, 2016

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 504-5757 at your earliest convenience.

Very truly yours,

/s/ Richard M. Brand

Richard M. Brand
CADWALADER, WICKERSHAM & TAFT LLP

Cc: Polys Hajioannou
Safe Bulkers, Inc.

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